Exhibit 99.3

CREST Engineering Services, Inc.

January 24, 2011

Mr. Kris Hartmann
HKN, Inc.
28259 Daystrom Lane
Katy, Texas 77494

Re:	Evaluation of proved reserves attributable to HKN, Inc. in ten oil and gas fields in Texas and Louisiana as of January 1, 2011

Mr. Hartmann:

At your request we have estimated the proved reserves attributable to HKN, Inc. in ten oil and gas fields located in Texas and Louisiana.  This report is being provided for purposes of filing the annual 10-K reports for HKN, Inc.  These reserves represent 100% of the domestic reserves of HKN, Inc. on an oil equivalent basis.

A summary of the results of our evaluation are as follows:

Estimated Net Reserves And Future Cash Flows As of January 1, 2011

Reserve	Net Reserves		Net	Discounted
Category	Oil, mbbl	Gas, Mcf	Revenue, m$	Revenue, m$

Proved
Producing	873	589	11,532	12,217
Behind Pipe	401	1,472	23,753	15,010
Non-Producing	215	0	11,626	8,295
Undeveloped	189	203	8,898	5,223

Total Proved	1,679	2,265	55,811	40,746

The discounted cash flows summarized in the above table are calculated using a discount rate of 10 percent per annum.  Reserves are classified according to the Petroleum Reserve Definitions approved by the Security and Exchange Commission.  A copy of these classifications has been included as part of this report.

218 N. College St.	(903) 253-0452
Tyler, Texas 75702	fax (903) 642-0055

HKN, Inc.	January 24, 2011

Future net cash flow as presented in this report are defined as the future cash inflows attributable to the evaluated interest less expenses for operating, taxes, transportation and future capital expenditures.  This evaluation does not include any state or federal income tax.  Future cost of abandonment has not been incorporated into this evaluation, nor has any expenditures for environmental remediation been considered.

Prices and Expenses
This evaluation was prepared using an index price of $79.43/bbl and $4.37/MMBTU which was the simple average of the price reported in the Wall Street Journal on the first day of each month in 2010.  These index prices were assumed to represent the prices received for NYMEX (WTI) and Henry Hub respectively, and adjustments were made on a lease by lease basis for product quality, transportation and marketing.  The differential in each field was assumed to remain constant throughout the life of the reserves.

Expenses were based on actual expenses incurred during the 12 month period ending September 30, 2010 as depicted in lease operating statements provided by HKN, Inc.  The twelve month average (excluding the maximum and minimum month) was utilized in the database.  Non-recurring expenses and internal overhead charges were excluded from the direct LOE.  Insurance required for the operation of the field such as plugging bonds were included as direct LOE, but elective insurance such as general liability and business interruption were treated as a non-recurring expense.   In all fields except Main Pass 35, local property tax was handled as part of the LOE based on the actual tax paid during 2010.  The operating expenses were held constant for the life of the reserves.

Methodology
Reserve estimates for producing wells were estimated using decline curve analysis where production trends have been established.  When trends were not established, reserves were estimated based on volumetric calculations supported by analogies to similar completions in the fields.  The reserves reported herein are approximations based on engineering calculation, but should not be construed as exact quantities.

There are inherent uncertainties associated with these calculations relating to the individual reservoir characteristics and future operating and market conditions which will impact the ultimate recovery of the reserves either positively or negatively relative to the volumes stated herein.  This report was prepared based on the current regulatory environment and does not take into consideration any future regulatory changes.

This report was prepared using all methods and procedures applicable to the preparation of a report of this type.  Proved developed producing reserves represent 26% of the proved reserves and were evaluated using performance methods.  Non-producing and Behind Pipe proved reserves represent 60% of the total proved reserves and were evaluated using a combination of performance and volumetric methods.  Undeveloped reserves represent 15% of the total proved reserves and were evaluated using volumetric methods.

CREST Engineering Services, Inc.	(903) 253-0452
Tyler, Texas	fax (903) 642-0055

HKN, Inc.	January 24, 2011

In conducting this evaluation, we relied upon information provided by HKN, Inc. and third party data providing services.  No independent well test, inspections, title reviews or financial audits were conducted as part of this evaluation.  Information such as ownership, lease operating expenses, product prices, accounting and production imbalances were accepted as reported by HKN, Inc.

Engineering data used to support this evaluation is available for review in our offices with the approval of HKN, Inc.

CREST Engineering Services, Inc.	(903) 253-0452
Tyler, Texas	fax (903) 642-0055

CREST Engineering Services, Inc.

DEFINITIONS OF PROVED RESERVES
SEC Reg § 210.4-10 (a) (2-4)

(2) Proved Oil and Gas Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

(A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

(B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the proved classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following:

(A) oil that may become available from known reservoirs but is classified separately as indicated additional reserves.;

(B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

(C)  crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

(D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

(3) Proved Developed Oil and Gas Reserves

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

(4) Proved Undeveloped Reserves

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.  Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates, for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques Leave been proved effective by actual tests in the area and in the same reservoir.

218 N. College St.	(903) 253-0452
Tyler, Texas 75702	fax (903) 642-0055